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           DELTA GALIL ADDRESSES DISCOUNT REQUEST FROM MARKS & SPENCER
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         TEL AVIV, ISRAEL - JULY 6, 2004 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
DELT), the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, reported that its largest customer, Marks & Spencer, has requested additional discounts from all of its suppliers. These additional discounts are expected to be phased-in over the next few quarters.

         Arnon Tiberg, Delta's Chief Executive Officer, stated that the new discounts continue a trend over the past few years of price reductions from Marks & Spencer. "As a private label manufacturer, we have the ability and flexibility to make the necessary changes. Delta has been successful in meeting these challenges in the past by reducing our costs and adjusting our product offerings to meet appropriate price points."

         Mr. Tiberg, added, "We have been a supplier to M&S for more than 20 years, and look forward to continuing to supply them with our products. As agreed with M&S, we will work together to minimize the effect of the price reduction on Delta by, among other things, increasing our sales to M&S and making product adjustments. If successful, this may be an opportunity to enhance our position as a leading supplier to M&S. In addition, we will make necessary changes in our operations and reduce our supplier cost."

         Marks & Spencer accounted for 30.9% of Delta Galil's 2003 sales and 27.1% of sales in the first quarter of 2004.

DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN, AND DONNA KARAN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING MARKS & SPENCER, TARGET, WAL-MART, VICTORIA'S SECRET, JC PENNEY, HEMA, J. CREW, CARREFOUR, GAP, AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE, NORTH AND CENTRAL AMERICA, THE CARIBBEAN AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE:
WWW.DELTAGALIL.COM

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(THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED
IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE "COMPANY") ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY, WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN. FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.)

CONTACTS:

YOSSI HAJAJ              DELTA GALIL INDUSTRIES LTD.    TEL: +972-3-519-3744

RACHEL LEVINE            THE ANNE MCBRIDE COMPANY       TEL: +212-983-1702 X207